[LOGO] KINROSS
         GOLD CORPORATION
                                                                   PRESS RELEASE
================================================================================

              KINROSS RETURNS TO PROFITABILITY AND EXPANDS RESERVES

MARCH 1, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today the unaudited results for the three months and year ended December 31, 2003, as follows:

ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED, AND ARE UNAUDITED. ALL PER SHARE INFORMATION HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT FOR THE THREE FOR ONE CONSOLIDATION OF THE COMMON SHARES, WHICH WAS COMPLETED ON JANUARY 31, 2003. ACCORDINGLY, LOSS PER SHARE FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2002, HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT TO THE SHARE CONSOLIDATION. THE COMBINATION WITH TVX GOLD INC. ("TVX") AND ECHO BAY MINES LTD. ("ECHO BAY") WAS ACCOUNTED FOR AS A PURCHASE WITH AN EFFECTIVE DATE OF JANUARY 31, 2003. ACCORDINGLY, THE FINANCIAL STATEMENTS AND GOLD EQUIVALENT PRODUCTION STATISTICS REFLECT OPERATING RESULTS FOR THE ACQUIRED PROPERTIES FOR THE MONTHS OF FEBRUARY TO DECEMBER ONLY.

HIGHLIGHTS

     o Earnings per share of $0.09 for the fourth quarter and $0.06 for the full year in 2003

     o Production of 1.62 million gold equivalent ounces at total cash costs of $222 per ounce

     o    Cash flow from operating activities of $106.4 million in 2003

     o Increased proven and probable reserves by 7.5% to 14.1 million ounces of gold and by 19% to 38.6 million ounces of silver

     o    TVX and Echo Bay have been fully integrated into Kinross

     o Growing pipeline of advanced exploration and development projects to sustain and grow future production

     o    Year end cash balance of $245.8 million

     o    Long-term debt virtually eliminated

     o    Gold hedge book less than 2% of reserves, will be eliminated by early
          2005

Bob Buchan, President & CEO, stated that, "2003 was a very important transitional year for Kinross with the completion of the merger and subsequent integration of TVX and Echo Bay into Kinross. We have accomplished much in the last year, including: returning the Company to a position of financial strength, growing our reserves, returning to profitability, achieving record annual production and being on the verge of eliminating our gold hedge book. We enter 2004 as a senior global gold producer with a strong North American platform. Approximately 50% of our expected 2004 production is based in the US and about 70% in North America. This platform has allowed us to pursue global opportunities to position the Company for future growth. We have a robust pipeline of advanced exploration and development projects that will sustain our production and we are now very focused on those opportunities that will allow us to return to the growing production profile that has been the hallmark of Kinross since inception. We are confident that 2004 will be an excellent year for Kinross and we look forward to our share price reflecting this reality."

FULL YEAR

The Company's share of attributable gold equivalent production was 1,620,410 ounces in 2003, an increase of 82% when compared to the 888,634 ounces produced in 2002. Average total cash costs per attributable gold equivalent ounce were $222 in 2003, compared to $201 in 2002. Cash flow provided from operating activities in 2003 was $106.4 million, compared to $62.6 million in 2002. The Company's unrestricted cash and cash equivalents have increased from $170.6 million in 2002 to $245.8 million in 2003. The Company realized earnings attributable to common shares of $19.7 million in 2003 and earnings per share of $0.06 compared to a net loss for 2002 of $30.9 million, or $0.32 per share.

FOURTH QUARTER

The Company's share of attributable gold equivalent production was 406,535 ounces in the fourth quarter of 2003, an increase of 76% when compared to 231,238 ounces in 2002. Average total cash costs per attributable gold equivalent ounce were $215 in the fourth quarter 2003, compared to $198 in 2002. Cash flow provided from operating activities in 2003 was $24.7 million, compared to $14.1 million in 2002. The Company had earnings attributable to common shares of $32.2 million or $0.09 per share for the fourth quarter of 2003 compared with a loss attributable to common shares of $14.7 million, or $0.12 per share in 2002. During the fourth quarter of 2003 the Company realized a gain on sale of assets of $29.7 million partially offset by asset write downs and other non-cash charges of $9.8 million.

                                                                 Three months ended      Twelve months ended
                                                                        December 31,             December 31,
                                                                   2003         2002         2003        2002
                                                           ----------------------------------------------------
Net earnings (loss) for the period                            $    32.2    $   (12.9)  $      9.7   $    (30.9)
Increase in equity component of convertible debentures                -         (1.8)        (6.5)        (7.3)
Gain on redemption of convertible debentures                          -            -         16.5            -
                                                           ----------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES             $    32.2    $   (14.7)  $     19.7   $    (38.2)
                                                           ----------------------------------------------------
Weighted average number of common shares outstanding              341.8        124.2        308.6        119.7
                                                           ----------------------------------------------------
EARNINGS (LOSS) PER SHARE                                     $    0.09    $   (0.12)   $    0.06   $    (0.32)
                                                           ----------------------------------------------------

REVENUES

GOLD AND SILVER SALES

The Company's primary source of revenue is from the sale of its gold production. The Company sold 1,541,575 ounces of gold in 2003, compared to 848,513 ounces in 2002. Revenue from gold and silver sales was $571.9 million in 2003 compared to $261.0 million in 2002. In 2003, the Company realized $357 per ounce of gold, compared to $306 in 2002. The average London market spot price for gold was $364 per ounce in 2003 compared to $310 in 2002.

                                                             YEARS ENDED DECEMBER 31,
                                                                    2003         2002
                                                           ---------------------------
Attributable gold equivalent production - ounces               1,620,410      888,634

Gold sales - ounces (excluding equity accounted ounces)        1,541,575      848,513

Gold sales revenue (millions)                                $     547.6    $   254.5
Gold deferred revenue realized (millions)                            2.3          5.1
                                                           ---------------------------
Total gold revenue realized (millions)                       $     549.9    $   259.6
                                                           ===========================

Average sales price per ounce of gold                        $       355    $     300

Deferred revenue realized per ounce of gold                            2            6
                                                           ---------------------------
Average realized price per ounce of gold sold                $       357    $     306
                                                           ===========================

Average spot gold price per ounce                            $       364    $     310

Silver sales revenue (millions)                              $      22.0    $     1.4

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative years. The resulting ratios are 74.79:1 in 2003 and 67.24:1 in 2002.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies.

Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

INTEREST AND OTHER INCOME

The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2003 totaled $12.3 million compared to $16.9 million in 2002. Interest and other income in 2003 was comprised of interest on cash deposits of $4.6 million, Sleeper mine reclamation recovery of $4.0 million, $1.3 million from the sale of Echo Bay's Mexican companies and $2.4 million of other items. This compares to 2002 interest on cash deposits of $1.5 million, joint venture management fees of $2.4 million, arbitration settlements of $10.3 million and $2.7 million of other items. There are no material insurance or arbitration claims outstanding at December 31, 2003.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

In accordance with recommendations from the Canadian Institute of Chartered Accountants in 2000 on accounting for written call options, the premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark-to-market gain of $0.4 million in 2003. This compared to a loss of $2.7 million in 2002. The remaining positions expire by June 2004.

COSTS AND EXPENSES

OPERATIONS SUMMARY

Gold equivalent production in 2003, (excluding equity accounted ounces) increased by 82% when compared to 2002 production, while operating costs increased by 122%. Consolidated operating costs were $387.3 million in 2003 compared to $174.8 million in 2002. Total cash costs per ounce of gold equivalent were $222 in 2003 compared to $201 in 2002. Total cash costs per ounce of gold equivalent in 2003 increased at Kubaka as low-grade stockpiles were being milled. Costs increased at the Porcupine Joint Venture as the Canadian dollar strengthened during the year. Costs also increased at the Fort Knox mine due primarily to the lower gold production from the True North mine.

CONSOLIDATED PRODUCTION COSTS PER
EQUIVALENT OUNCE OF ATTRIBUTABLE GOLD PRODUCTION                   YEARS ENDED DECEMBER 31,
                                                                     2003              2002
                                                             -------------------------------
Cash operating costs                                             $    211           $    194
Royalties                                                              11                  7
                                                             -------------------------------
Total cash costs                                                      222                201
                                                             -------------------------------
Reclamation                                                             6                  4
Depreciation, depletion and amortization                               91                101
                                                             -------------------------------
Total production costs                                           $    319           $    306
                                                             ===============================

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                   YEARS ENDED DECEMBER 31,
                                                                       2003            2002
                                                             --------------------------------
Operating costs included in financial statements               $    387.3           $  174.8
Operating costs for attributable production                           0.4               13.4
Site restoration cost accruals                                       (9.4)              (3.0)
Change in bullion inventory                                          (2.5)              (2.0)
Operating costs not related to gold production                      (16.4)              (4.4)
                                                             --------------------------------
Operating costs for per ounce calculation purposes             $    359.4           $  178.8
Gold equivalent production - ounces                             1,620,410            888,634
                                                             --------------------------------
Total cash costs per equivalent ounce of gold                  $      222           $    201
                                                             --------------------------------

The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period.

For reasons of comparability, total cash costs do not include certain items such as property write downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

Total cash costs per ounce are calculated in accordance with gold industry guidelines. Total cash costs per ounce may not be comparable to similarly titled measures of other companies.

Total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metals producers.

Total cash costs per ounce of gold equivalent increased by 10% during 2002. Details of the individual mine performance are discussed in the following sections.

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences in computing operating costs under U.S. GAAP.

OPERATIONS - INDIVIDUAL MINE DISCLOSURE

FORT KNOX (100% OWNERSHIP INTEREST), USA

Production at the Fort Knox operation during the fourth quarter of 2003 was 100,674 gold equivalent ounces, down from the 114,357 ounces produced during the same period last year, and 13% less than plan, due primarily to lower gold grades and lower metallurgical recoveries from the True North deposits. Gold equivalent production for 2003 was 391,831 ounces compared to 410,519 ounces in 2002. The processing of lower grade True North ore that was slightly more refractory due to the presence of sulphides, adversely impacted gold recoveries in 2003. Fourth quarter total cash costs were $223 per gold equivalent ounce, a 6% rise over the same period last year and 9% higher than forecast. Total cash costs per gold equivalent ounce for 2003 increased 5% to $243 compared to the same period last year. Total cash costs were higher as a result of lower than plan gold production caused primarily by the lower than expected contribution from True North.

The recently revised expectation for the Fort Knox mine is for 2004 gold production of approximately 340,000 ounces at total cash costs of $220 per ounce. This revision reflects the intent to suspend mining of the True North mine for several months in early 2004 and use the True North mining fleet to complete the next phase of the tailings dam lift at Fort Knox rather than rely on more expensive contractors. Under this scenario mining of True North would be reactivated later in 2004 and would extend into mid-2005.

    RECONCILIATION OF THE FORT KNOX MINE TOTAL CASH COSTS PER
    EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                                     YEAR ENDED
                                                                                    DECEMBER 31,
                                                                               2003        2002
    ---------------------------------------------------------------------------------------------
    Operating costs included in financial statements                       $   92.8    $   99.2
    Site restoration cost accruals                                             (2.5)       (1.0)
    Change in bullion inventory                                                 4.9        (2.9)
    ---------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                     $   95.2    $   95.3
    ---------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                     391,831     410,519
    Total cash costs per equivalent ounce of gold                          $    243    $    232

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE,
    PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Capital expenditures at the Fort Knox operations in 2003 were $26.6 million compared to $15.0 million in the same period last year. Phase 5 mine development was $3.2 million with the remainder of capital directed towards equipment purchases and rebuilds, the drilling of pit de-watering wells and exploration.

During 2003, exploration was conducted within the Fort Knox pit, at the True North mine, on the Gil project and at Ryan Lode. Results from the Fort Knox in-pit work confirmed the continuity of the mineralized zones to justify the Phase 6 layback at an assumed gold price of $325 per ounce. At Gil, 10 kilometers east of the Fort Knox mine site, an engineering scoping study was completed. Reserves at year-end 2003 for Fort Knox and area deposits increased by approximately 10% to 2,945,000 ounces at an estimated gold price of $325 per ounce compared to the previous year.

ROUND MOUNTAIN (50% OWNERSHIP INTEREST), USA

Kinross acquired its ownership interest in the Round Mountain mine, located in Nye County, Nevada, USA, upon completion of the combination with Echo Bay on January 31, 2003. Round Mountain continues to perform well in spite of a power problem that limited mill production in the second half of 2003. Kinross' share of fourth quarter gold equivalent production totaled 86,433 ounces and eleven-month production, ended December 31, 2003, totaled 364,271 ounces. Gold equivalent production was positively impacted by higher gold recoveries due to the installation of new carbon columns during the second quarter and the implementation of side slope leaching of the historic dedicated leach pad.

Due to the failure of an electrical transformer, production activities in the second half of the year focused on accelerating ore placement on the dedicated leach pads to offset crushing and milling limitations. Higher-grade ore, which would have been milled during a portion of the third and fourth quarters, was stockpiled. As a result of the flexibility provided by having three separate processing streams, the lower mill throughput did not severely impact production for the second half of 2003. The transformer repairs have been completed and the mill was back at full production in February 2004.

Total cash costs per gold equivalent ounce were $238 per ounce during the fourth quarter and $201 per ounce for the eleven-month period ended December 31, 2003.

Kinross' expectation for Round Mountain is to produce approximately 367,000 ounces to the Company's account at total cash costs of $223 per ounce in 2004.

    RECONCILIATION OF THE ROUND MOUNTAIN MINE TOTAL CASH COSTS PER
    EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                                ELEVEN MONTHS ENDED
                                                                                        DECEMBER 31,
                                                                                               2003
    ------------------------------------------------------------------------------------------------
    Operating costs included in financial statements                                      $   76.7
    Site restoration cost accruals                                                            (1.8)
    Change in bullion inventory                                                               (1.5)
    ------------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                                    $   73.3
    ------------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                                    364,271
    Total cash costs per equivalent ounce of gold                                         $    201

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE
    REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of capital expenditures at the Round Mountain mine in 2003 was $5.7 million. Pit dewatering and dedicated leach pad construction accounted for the majority of the capital expenditures.

At the Gold Hill project, reverse circulation and diamond drilling was completed during 2003 in order to verify the block models. As a result of exploration activity at Round Mountain and Gold Hill, the Company's gold reserves at Round Mountain and area were 1,850,000 ounces at an estimated gold price of $325 per ounce, essentially unchanged at the end of 2003 compared to the pro forma reserves at year-end 2002.

PORCUPINE (49% OWNERSHIP INTEREST), CANADA

Kinross' share of fourth quarter gold production from the Porcupine Joint Venture was 58,637 ounces, a 9% improvement over the 53,577 ounces produced during the same period last year. Total cash cost per ounce was $197, a 12% improvement over the $224 per ounce achieved during the fourth quarter 2002. Kinross' share of gold production in 2003 increased to 223,960 ounces at a total cash cost of $211 per ounce as compared to 189,464 ounces during 2002. Kinross' share of comparable production includes only 100% of Hoyle Pond mine production for the first six months of 2002, whereas, 2003 production figures reflect Kinross' 49% ownership share in the Porcupine Joint Venture formed on July 1, 2002.

Production in 2003 was 2% greater than plan and total cash costs per ounce were essentially on plan in spite of the strengthening Canadian dollar relative to the US dollar. These improvements were achieved despite power outages and associated power constraints during August.

     KINROSS' EXPECTATION FOR PORCUPINE IS TO PRODUCE APPROXIMATELY 200,000 OUNCES FOR THE COMPANY'S ACCOUNT AT TOTAL CASH COSTS OF $230 PER OUNCE IN 2004.

    RECONCILIATION OF THE PORCUPINE JOINT VENTURE TOTAL CASH COSTS PER
    EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                  2003           2002
    --------------------------------------------------------------------------------------------------
    Operating costs included in financial statements                          $  53.4        $  38.6
    Site restoration cost accruals                                               (1.6)          (1.5)
    Change in bullion inventory                                                  (1.5)           1.5
    Operating costs not related to gold production                               (2.9)          (0.6)
    --------------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                        $  47.4        $  38.0
    --------------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                       223,960        189,464
    Total cash costs per equivalent ounce of gold                             $   211        $   201

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE
    REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of capital expenditures at the Porcupine Joint Venture in 2003 was $8.3 million. This amount included expenditures on the tailings dam lifts and the development of the Pamour project.

The Pamour open pit feasibility study was finalized in late 2003 and permitting work was initiated. Demolition of the old Pamour headframe and associated infrastructure was completed in preparation for the development of the open pit operations.

An aggressive exploration program continued during 2003 with 88,090 metres of exploration diamond drilling completed. These activities resulted in the Porcupine Joint Venture replacing its reserves consumed in 2003, such that reserves estimated at $325 per ounce were 1,489,000 ounces for Kinross' account at year-end 2003.

KUBAKA (98.1% OWNERSHIP INTEREST), RUSSIA

During the fourth quarter of 2003, Kinross' share of gold equivalent production from the Kubaka mine was 43,236 ounces (98.1% ownership) at a total cash cost of $194 per ounce, compared with the 47,125 ounces (54.7% ownership) produced at a total cash cost of $123 per ounce achieved during the same three month period in 2002. Comparable production was lower due to the completion of mining activities at the Kubaka pit at the end of 2002 and the commencement of processing of relatively lower grade ore stockpiles which was partially offset by the increased ownership interest in 2003. The processing of stockpiled ore, combined with underground mining activities, continued in the fourth quarter.

Production in 2003 was similarly impacted by the closure of the Kubaka open pit with Kinross' share of gold equivalent production totaling 164,006 ounces (54.7% ownership to February 28, 2003, 98.1% thereafter) at a total cash cost of $194 per ounce down from the 220,972 ounces (54.7% ownership) at a total cash cost of $133 per ounce achieved during 2002.

Gold equivalent production in 2003 was 13% less than plan due to lower underground production partially offset by higher than plan mill throughput. Underground production is expected to continue well into 2004 to supplement low-grade stockpiles and initial ore from a test pit at the Birkachan property located 28 kilometres north of Kubaka.

Kinross' expectation for Kubaka is to produce approximately 137,000 gold equivalent ounces to the Company's account at total cash costs of $260 per ounce in 2004.


    RECONCILIATION OF THE KUBAKA MINE TOTAL CASH COSTS PER
    EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                   2003          2002
    --------------------------------------------------------------------------------------------------
    Operating costs included in financial statements                            $  30.6       $  28.6
    Site restoration cost accruals                                                 (0.5)         (0.8)
    Change in bullion inventory                                                     0.3          (0.1)
    Management fees and other                                                       1.6           1.6
    --------------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                          $  32.0       $  29.3
    --------------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                         164,006       220,972
    Total cash costs per equivalent ounce of gold                               $   194       $   133

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE
    REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of 2003 capital expenditures at Kubaka was $1.7 million.

Exploration drilling during the second half of 2003, assisted in further defining mineralization at Birkachan and the Tsokol deposits. Kinross' share of gold reserves at Kubaka and area, estimated at $325 per ounce of gold, increased to 410,000 ounces at year-end 2003 due to the inclusion of initial reserves at Birkachan and Tsokol, exploration success on the underground portion of Kubaka and the increase in ownership year-over-year.

PARACATU (ALSO KNOWN AS BRASILIA - 49% OWNERSHIP INTEREST), BRAZIL

Kinross acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon completion of the combination with TVX on January 31, 2003. During the three months and eleven months ended December 31, 2003, the Company's share of gold production was 24,934 ounces at a total cash cost of $203 per ounce and 91,176 ounces at a total cash cost of $193 per ounce, respectively. In the second half of 2003, harder than anticipated ore, which reduced mill throughput, and the higher sulphide content of the ore processed, which lowered recoveries, combined to negatively impact gold production as compared to plan. The lower gold production in addition to higher electricity, fuel and maintenance costs resulted in fourth quarter total cash costs per ounce being 20% above plan.

The economics of the Calha Mill expansion prefeasibility study, completed during the second quarter, were favourable and, as a result, work is well advanced on a full feasibility study that is to be completed during the second quarter 2004. The study envisions the installation of a SAG mill to increase mill throughput by approximately 50% to 30 million tonnes per annum.

Kinross' expectation for the Paracatu mine is to produce approximately 95,000 ounces to the Company's account at total cash costs of $228 per ounce in 2004.

    RECONCILIATION OF THE PARACATU MINE TOTAL CASH COSTS PER EQUIVALENT
    OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                            ELEVEN MONTHS ENDED
                                                                                    DECEMBER 31,
                                                                                           2003
    --------------------------------------------------------------------------------------------
    Operating costs included in financial statements                             $        19.9
    Site restoration cost accruals                                                        (0.8)
    Change in bullion inventory                                                           (0.4)
    Operating costs not related to gold mining                                            (1.1)
    --------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                           $        17.6
    --------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                                 91,176
    Total cash costs per equivalent ounce of gold                                $         193

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE,
    PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of capital expenditures at the Paracatu mine in 2003 was $5.2 million. Capital expenditures were mainly related to additions to the mining fleet and work related to the tailings dam.

In 2003, Kinross' share of reserves at Paracatu increased by almost 5% to 2,613,000 ounces of gold, at an estimated gold price of $325 per ounce, compared to Kinross' pro forma reserves the previous year. In addition, the economies of scale resulting from the proposed expansion could lower the cut-off grade and consequently could have a significant positive further impact on reserves in the future.

LA COIPA (50% OWNERSHIP INTEREST), CHILE

Kinross acquired its ownership interest in the La Coipa mine, Chile, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the three months ended December 31, 2003 of 44,454 ounces was 48% above plan at total cash costs of $204 per equivalent ounce or 34% below plan. The much higher production and much lower costs were a result of a positive grade variance caused by a change in the sequencing of ore from Phase 3 at Coipa Norte rather than Phase 5. In addition, a planned maintenance shutdown in December was deferred to January 2004 causing throughput to exceed plan for the quarter. For the eleven-month period ended December 31, 2003, gold equivalent production was 144,125 ounces at total cash costs of $234 per ounce.

Kinross' expectation for the La Coipa mine is to produce approximately 145,000 gold equivalent ounces to the Company's account at total cash costs of $288 per ounce in 2004.

    RECONCILIATION OF THE LA COIPA MINE TOTAL CASH COSTS PER
    EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                           ELEVEN MONTHS ENDED
                                                                                   DECEMBER 31,
                                                                                          2003
    --------------------------------------------------------------------------------------------
    Operating costs included in financial statements                             $       34.9
    Site restoration cost accruals                                                       (0.6)
    Change in bullion inventory                                                          (0.6)
    --------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                           $       33.7
    --------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                               144,125
    Total cash costs per equivalent ounce of gold                                $        234

      TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE,
      PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of capital expenditures at La Coipa during 2003 was $0.5 million.

Exploration activity in 2003 at La Coipa focused on the Puren Norte deposit that has a significant silver component. Compared to Kinross pro forma reserves of the previous year, Kinross' share of gold reserves at La Coipa declined by 9% to 584,000 ounces while silver reserves increased by 18% to 37,837,000 ounces, estimated at a gold price of $325 per ounce and a silver price of $4.75 per ounce.

Crixas (50% Ownership Interest), Brazil

Kinross acquired its ownership interest in the Crixas mine, located in the State of Goias, Brazil upon completion of the combination with TVX on January 31, 2003. The mine continues to perform well with the Company's share of gold production during the fourth quarter 2003 totaling 22,775 ounces at total cash costs of $128 per ounce. For the eleven months ended December 31, 2003, Kinross' share of production was 86,698 ounces of gold at a total cash cost of $109 per ounce.

Kinross' expectation for the Crixas mine is to produce approximately 94,000 ounces to the Company's account at total cash costs of $129 per ounce in 2004.

    RECONCILIATION OF THE CRIXAS MINE TOTAL CASH COSTS PER EQUIVALENT OUNCE
    OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                             ELEVEN MONTHS ENDED
                                                                                      DECEMBER 31,
                                                                                            2003
    ----------------------------------------------------------------------------------------------
    Operating costs included in financial statements                              $         10.5
    Site restoration cost accruals                                                          (0.2)
    Change in bullion inventory                                                             (0.8)
    ----------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                            $          9.5
    ----------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                                   86,698
    Total cash costs per equivalent ounce of gold                                 $          109
    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE,
    PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of capital expenditures at the Crixas mine in 2003 was $3.2 million.

Exploration work on the Forquilha Sul ore zone, which overlies the principle Mina III ore body, has confirmed continuity of mineralization over a strike length of approximately 400m and a down-plunge length of 300m. The zone remains open down plunge and exploration drilling in 2004 will target extensions along strike. Kinross' share of 2003 gold reserves at Crixas was essentially unchanged at 470,000 ounces, estimated at a gold price of $325 per ounce, compared to pro forma reserves the previous year of 478,000 ounces.

MUSSELWHITE (31.93% OWNERSHIP INTEREST), CANADA

Kinross acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003. The Company's share of fourth quarter gold production of 18,821 ounces at total cash costs of $256 per ounce was on plan.

For the eleven-month period ended December 31, 2003, gold production was 64,978 ounces at total cash costs of $257 per ounce. Operational shortfalls in the first quarter of 2003 were largely responsible for the lower than plan gold production and higher total cash costs for the year.

Kinross' expectation for the Musselwhite mine is to produce approximately 75,000 ounces to the Company's account at total cash costs of $251 per ounce in 2004.


    RECONCILIATION OF THE MUSSELWHITE MINE TOTAL CASH COSTS PER EQUIVALENT
    OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                             ELEVEN MONTHS ENDED
                                                                                     DECEMBER 31,
                                                                                            2003
    ----------------------------------------------------------------------------------------------
    Operating costs included in financial statements                              $         16.6
    Site restoration cost accruals                                                          (0.4)
    Change in bullion inventory                                                              0.7
    Operating costs not related to gold mining                                              (0.2)
    ----------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                            $         16.7
    ----------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                                   64,978
    Total cash costs per equivalent ounce of gold                                 $          257

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE,
    PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of capital expenditures at the Musselwhite mine in 2003 was $2.7 million.

During 2003 over 80,000m of drilling was completed at Musselwhite. Positive results continue to be obtained from infill diamond drilling of the PQ Deeps zone. Kinross' share of gold reserves in 2003, estimated at a gold price of $325 per ounce, was essentially unchanged at 658,000 ounces compared to pro forma reserves containing 667,000 ounces in 2002.

NEW BRITANNIA (50% OWNERSHIP INTEREST), CANADA

Kinross operates and owns a 50% interest in the New Britannia underground mine, located in northern Manitoba, acquired in the combination with TVX on January 31, 2003. During the fourth quarter 2003, Kinross' share of gold production was a disappointing 6,567 ounces at total cash costs of $408 per ounce. The Company's share of gold production for the eleven months ended December 31, 2003 was 31,627 ounces at total cash costs of $327 per ounce.

Kinross and its joint venture partner, High River Gold Mines Limited, have concluded an initial evaluation of the future of the mine. Due to the escalating unit costs and rapidly declining gold reserves, it is currently projected that gold production from New Britannia will be suspended in the first half of 2005.

Kinross' revised expectation for the New Britannia mine is to produce approximately 34,000 ounces to the Company's account at total cash costs of $320 per ounce in 2004. Kinross continues to evaluate various mining options at New Britannia and is closely monitoring progress towards achieving the targets in the revised plan.

    RECONCILIATION OF THE NEW BRITANNIA MINE TOTAL CASH COSTS PER EQUIVALENT
    OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                            ELEVEN MONTHS ENDED
                                                                                    DECEMBER 31,
                                                                                           2003
    ---------------------------------------------------------------------------------------------
    Operating costs included in financial statements                             $        11.3
    Site restoration cost accruals                                                        (0.1)
    Change in bullion inventory                                                           (0.8)
    Operating costs not related to gold mining                                            (0.1)
    ---------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                           $        10.3
    ---------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                                 31,627
    Total cash costs per equivalent ounce of gold                                $         327

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE,
    PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Kinross' share of capital expenditures at the New Britannia mine in 2003 was $1.0 million.

LUPIN (100% OWNERSHIP INTEREST), CANADA

In August 2003, Kinross Gold Corporation announced the immediate suspension of operations at the Lupin mine in Canada due to the poor economic performance of the operation over a protracted period of time. As a result, there was no gold production during the fourth quarter of 2003 and gold production for the full year was 56,008 ounces at total cash costs of $407 per ounce. The plant and equipment was placed on care and maintenance pending the results of the review of future alternatives for the property. Personnel have remained on site to continue with environmental management programs to ensure compliance with all regulatory requirements.

Kinross' review of alternatives for the property concluded that the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore was appropriate. Consequently, during the first quarter of 2004, Kinross has been preparing to reactivate Lupin with the objective of producing 79,000 ounces in 2004 at total cash costs of $319 per ounce with additional potential production to mid-2005. Mill operations and gold production are to commence in March.

    RECONCILIATION OF THE LUPIN MINE TOTAL CASH COSTS PER EQUIVALENT OUNCE OF
    GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
    (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                           ELEVEN MONTHS ENDED
                                                                                   DECEMBER 31,
                                                                                          2003
    -------------------------------------------------------------------------------------------
    Operating costs included in financial statements                              $       35.6
    Site restoration cost accruals                                                        (0.8)
    Change in bullion inventory                                                           (2.9)
    Operating costs not related to gold mining                                            (9.1)
    -------------------------------------------------------------------------------------------
    Operating costs for per ounce calculation purposes                            $       22.8
    -------------------------------------------------------------------------------------------
    Gold equivalent production - ounces                                                 56,008
    Total cash costs per equivalent ounce of gold                                 $        407

    TOTAL CASH COSTS ARE NON-GAAP MEASURES. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE,
    PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATIONS SUMMARY".

Capital expenditures at the Lupin mine in 2003 were $1.1 million.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative costs include the costs incurred at three offices. These offices are the corporate office in Toronto, our United States office in Reno, Nevada, and our office in Rio de Janeiro. Corporate and administrative expenses totaled $25.0 million in 2003, compared to $11.3 million in 2002. The 2003 corporate and administrative expenses increased due to increased staffing as a result of the combination with TVX and Echo Bay.

EXPLORATION AND BUSINESS DEVELOPMENT

A critical goal for the Company is the creation of value through the investment in quality projects and the consummation of accretive acquisitions. This is a very important segment of the Company's activities which has and will continue to require senior management attention. Total exploration and business development expenditures in 2003 were $24.3 million, compared with $11.6 million in 2002. Exploration activities in 2003 focused primarily at and around existing operating mines and on the Kettle River - Emanuel Creek project in Washington State and the exploration of Refugio in Chile early in the year. During 2003, the Company spent $11.3 million on exploration at Kinross operated mines, including $2.7 million at Kettle, $2.4 million on the Fort Knox and True North in-pit programs as well as the Gil and Ryan Lode projects, $2.1 million on district exploration and advancing the Gold Hill project at Round Mountain and $1.3 million in the Kubaka area. At Kinross' joint venture properties operated by other companies, Kinross' portion of exploration expenditures in 2003 totaled $6.0 million including $2.5 million at Porcupine and $2.1 million at Musselwhite. Project exploration was $2.7 million for the year with $1.4 million of this total spent at Refugio early in 2003. Generative exploration and general and administrative cost for exploration was $1.1 million for the year. As a result of this exploration activity and the use of a gold price assumption of $325 per ounce compared to $300 per ounce the previous year, gold reserves increased by 978,000 ounces, an increase of 7.5% during 2003. Taking into account reserve depletion by production, reserve growth including depletion was 2,742,000 ounces of gold and consequently, Kinross' reserve discovery cost per ounce is estimated to be just over $7 per ounce.

In 2003, Kinross entered into agreements to farm-out or divest of certain gold exploration properties. The objectives of these transactions are to maximize near-term exploration expenditures funded by other parties while retaining certain back-in rights (George/Goose Lake) or to realize value from non-strategic exploration assets (Ulu and Youga). These transactions closed in early 2004.

THE ACQUISITION OF CROWN RESOURCES

On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometres by road from Kinross' Kettle River gold milling facility. The Buckhorn Mountain gold deposit is a high-grade skarn gold deposit located 240 kilometres northwest of Spokane, Washington. On December 16, 2003, Crown reported total proven and probable reserves for the Buckhorn Mountain deposit of 2.79 million tonnes grading 11.05 grams of gold per tonne containing 991,300 ounces of gold.

The current plan, which contemplates the development of an underground mine rather than an open pit mine, positively addresses major environmental concerns identified during previous permitting efforts. Kinross is confident that by working in conjunction with Federal, State and local agencies as well as other stakeholders, the permitting process, initiated by Crown, will be successful in obtaining the necessary regulatory approvals to develop an underground mine in a timely manner. Documentation to be mailed to Crown shareholders concerning the proposed acquisition of Crown by Kinross is currently involved in the regulatory review process and assuming the timely conclusion of this review process, the closing of the transaction is anticipated in the second quarter of 2004.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $140.9 million in 2003 compared to $85.3 million in 2002. Depreciation, depletion and amortization have decreased per equivalent ounce of gold to $91 in 2003, from $101 in 2002. The 2003 decrease per equivalent ounce of gold was largely due to the combination with TVX and Echo Bay, and due to an increase in the reserve base of the Company.

EQUITY INVESTMENTS SOLD

During the fourth quarter of 2003, Kinross sold several of its equity interests and portfolio investments which were deemed non-strategic including Minefinders Corporation Ltd., Pacific Rim Mining Corp. and Endeavour Mining Capital Corporation. Proceeds from the sale of investments totaled $56.2 million. The Company realized after-tax gains of $26.0 million on the sale of these investments in the fourth quarter of 2003.



INTEREST EXPENSE

Interest expense totaled $5.1 million in 2003, compared to $5.0 million in 2002. Interest expense in 2003 is comprised of $0.2 million relating to the Company's proportionate share of interest on the Kubaka project loans, $1.2 million of interest on the Alaskan industrial revenue bonds and the Fort Knox capital leases, $2.4 million of interest on the debt component of the convertible debentures and $1.3 million on other items. Interest expense is expected to decrease in 2004 as the convertible debentures and the industrial revenue bonds have been fully repaid.

SHARE OF LOSS OF INVESTEE COMPANIES

Share of gain or loss of investee companies was nil in 2003, compared to a loss of $0.6 million in 2002. The Company equity accounts investments where it owns more than 20% and exercises significant influence. The only remaining equity accounted investment, Pacific Rim, was equity accounted to a zero basis at the end of 2002. As discussed above, during 2003 the interest in Pacific Rim was sold.

WRITE DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OTHER NON-CASH CHARGES

Impairment analysis for the operating assets consists of comparing the estimated undiscounted future net cash flows on an area of interest basis with the assets carrying value, and when the future net cash flows are less than the carrying value of any particular asset, a write down is recorded. Over the past three years gold has averaged $315 per ounce and closed the year at $417 per ounce. Subsequent to the end of 2003, gold has continued to trade above $390 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $350 per ounce for gold for impairment analysis in 2003, compared to $325 per ounce in 2002.

Non-cash property, plant and equipment write downs and other non-cash charges totaled $9.9 million in 2003 compared to $7.9 million in 2002. The 2003 write downs related to a reduction in the carrying value of E-Crete of $5.2 million and $4.0 million of other write downs. The 2002 write down and other non-cash charges were principally as a result of increases in reclamation provisions at the closure properties.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. However, the Company has substantial operating losses and other tax deductions to shelter future taxable income. The 2003 liability arises from income taxes in Russia, Brazil, Chile and federal large corporations tax and provincial mining taxes in Canada.

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES

Cash flow provided from operating activities was $106.4 million in 2003 compared to $62.6 million in 2002. The 2003 cash flow from operating activities was positively affected by higher sales prices per ounce of gold sold. During the fourth quarter the Company raised a further $61.0 million principally through the sale of long term investments and other assets, including holdings in Minefinders and Pacific Rim.

FINANCING ACTIVITIES

EQUITY ISSUES

The Company completed an equity offering in February 2002, resulting in the issue of 7.7 million post-consolidation common shares from treasury for net proceeds of $18.5 million. The majority of funds raised were used to complete a $16.00 per share cash tender offer for the convertible preferred shares of a subsidiary company. The tender offer process closed on April 4, 2002, with 670,722 convertible preferred shares of subsidiary company tendered leaving 223,878 convertible preferred shares or 12.2% outstanding to non-affiliated shareholders.

In December 2002, the Company issued 24.3 million post-consolidation common shares and 25.0 million common share purchase warrants (3 warrants to purchase one post-consolidation share) for net proceeds of $111.6 million, and 0.3 million post-consolidation common shares for net proceeds of $1.2 million pursuant to the employee share incentive plan.

On August 28, 2003, Kinross issued 23 million common shares for gross proceeds of Cdn.$213 million. After giving effect to the closing of the offering, the total number of common shares outstanding was approximately 338.4 million. The net proceeds from the offering were used to redeem Kinross' outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures was Cdn.$195.6 million. The convertible debentures were redeemed on September 29, 2003.

On November 14, 2003, the Company issued 6.8 million shares as Echo Bay warrants were exercised on expiry. The terms of the warrants were modified to allow Echo Bay warrant holders to convert into Kinross stock as a result of the January 31, 2003 merger of Kinross, Echo Bay and TVX. Total proceeds of $35.3 million were realized.

During the fourth quarter of 2003, Kinross issued 31,561 common shares for net proceeds of $0.23 million pursuant to the employee share incentive plan. Kinross also issued 445,681 common shares for net proceeds of $2.16 million pursuant to the employee stock option plan.

CREDIT FACILITY

As at December 31, 2002, the Company had a $30.0 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at December 31, 2002, $38.5 million of letters of credit were issued under this facility, requiring the Company to restrict $8.9 million of cash. On February 27, 2003, the Company entered into a new credit facility for $125.0 million with a maturity date of December 31, 2005. The credit facility is secured by the Company's Fort Knox mine and shares in various wholly owned subsidiaries. The purpose of the credit facility is to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements to which the Company is subject. The Company has issued new letters of credit under this facility to replace outstanding surety bonds and cash deposits.

The Company had restricted cash of $21.1 million at December 31, 2002. The restricted cash is derived from two sources, the first being $8.9 million of cash securing letters of credit issued in excess of the maximum allowable under the credit facility. The remaining $12.2 million represents the Company's share of restricted cash subject to a court ordered freeze in Russia. The court ordered freeze was as a result of challenges brought to Omolon alleging that the original issuance of shares was flawed and therefore, null and void. On January 8, 2003, the claim was dismissed and the restrictions on cash were released.

Kinross has unrestricted cash and cash equivalents of $245.8 million and restricted cash of $5.1 million at December 31, 2003. This restricted cash is associated with cash deposits that were made by Echo Bay to secure letters of credit for various financial assurance requirements. At the end of the year letters of credit had been issued to replace all of the old financial assurance. Some state agencies have not released the old financial assurance they were holding, causing restricted cash to remain high for longer than had been anticipated. The remaining restricted cash is expected to be released in 2004.

DEBT

The convertible debentures were fully repaid during the third quarter of 2003 at par using the proceeds of the equity issue, which closed on August 28, 2003.

Other long-term debt of $10.5 million was repaid during the year including $4.7 of capital leases, $3.8 million of debt at E-Crete and $2.0 million of debt to EBRD in Russia.

No dividends were declared nor paid to the holders of the convertible preferred shares of subsidiary company Kinam Gold Inc. in 2003 or 2002.

As at December 31, 2003, Kinross' long-term debt was $0.7 million consisting of various capital leases. The current portion of the long-term debt is $29.4 million, which includes $25.0 million of repayments on the industrial revenue bonds, which was completed on January 7, 2004.

INVESTING ACTIVITIES

Additions to property, plant and equipment were $73.4 million in 2003 compared to $22.6 million in 2002. Capital expenditures at Fort Knox were $26.6 million, the remainder of the capital expenditures were spread fairly evenly across the other operating mines. Capital expenditures were financed out of cash flow from operating activities.

INVESTMENT IN TVX HELLAS

Since January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of Kinross, has been shut down. The Company has worked with the Greek government and potential investors to find a solution to reopen the mine under a revised ownership structure in which the Company will hold a minority interest. The Company has achieved this goal and the Olympias and Skouries gold projects have undergone similar changes in ownership. The Greek government has passed legislation that protects TVX Hellas from any future liability related to the Stratoni, Skouries, and Olympias properties. In January 2004, Kinross contributed $13.6 million (11 million euros) to TVX Hellas to enable TVX Hellas to pay labour and trade payables.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following tables provide the Company's share of reserves as at December 31, 2003, estimated at an estimated gold price of $325 per ounce. This price is based on the three year trailing average gold price, rounded to the appropriate $25 increment.

At producing properties where the unit-of-production method of amortizing property, plant and equipment is employed, the Company intends to base this amortization in 2004 on proven and probable reserves as estimated at a gold price of $325 per ounce. In order to provide the sensitivity of proven and probable reserves to current gold prices a complete tabulation of proven and probable reserves is also provided at an estimated gold price of $400 per ounce.

The Blanket mine in Zimbabwe continues to operate, however, due to the economic and political uncertainties in Zimbabwe, the carrying value of the Blanket operation was written off in 2001. Total proven and probable reserves for the Company are presented both including and excluding Blanket reserves.

Total measured and indicated resources (excluding proven and probable reserves) are summarized below the following tables of proven and probable reserves. Detailed tables of measured and indicated resources and additional information about inferred resources are available at WWW.KINROSS.COM.

MINERAL RESERVE STATEMENT - ESTIMATED AT AN ASSUMED GOLD PRICE OF $325 PER OUNCE
PROVEN AND PROBABLE MINERAL RESERVES (1a,3,5,6,7)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
Property                   Location   Kinross             PROVEN                  PROBABLE              PROVEN AND PROBABLE
                                      Interest  Tonnes    Grade   Ounces  Tonnes   Grade   Ounces    Tonnes    Grade    Ounces
                                        (%)     (,000)    (g/t)   (000s)  (,000)   (g/t)   (000s)    (,000)    (g/t)    (000s)
--------------------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
--------------------------------------------------------------------------------------------------------------------------------
  Fort Knox and area (14)     USA     100.0%    54,913     0.83   1,464   48,026    0.96   1,481    102,939     0.89     2,945
--------------------------------------------------------------------------------------------------------------------------------
  Round Mtn and area (15)     USA      50.0%    59,660     0.57   1,099   35,393    0.66     751     95,053     0.61     1,850
--------------------------------------------------------------------------------------------------------------------------------
  Porcupine JV (9,13)       Canada     49.0%     9,129     1.39     409   18,033    1.86   1,080     27,162     1.70     1,489
--------------------------------------------------------------------------------------------------------------------------------
  Aquarius (10)             Canada    100.0%         -        -       -   15,017    2.16   1,042     15,017     2.16     1,042
--------------------------------------------------------------------------------------------------------------------------------
  Musselwhite (13)          Canada     31.9%     2,366     5.63     428    1,231    5.81     230      3,596     5.69       658
--------------------------------------------------------------------------------------------------------------------------------
  Lupin Mine                Canada    100.0%       310     7.37      73      248   10.25      82        558     8.64       155
--------------------------------------------------------------------------------------------------------------------------------
  New Britannia             Canada     50.0%        33     4.80       5      167    5.07      27        200     4.98        32
--------------------------------------------------------------------------------------------------------------------------------
  Kettle River                USA     100.0%       405    12.22     159       75    9.09      22        480    11.73       181
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                       126,815     0.89   3,636  118,190    1.24   4,715    245,005     1.06     8,350
--------------------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
--------------------------------------------------------------------------------------------------------------------------------
  Paracatu (Brasilia) (11)  Brazil     49.0%   163,971    0.42    2,225   31,829    0.38     388    195,800     0.42     2,613
--------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16)           Chile     50.0%    11,358    1.20      440    4,327    1.04     145     15,685     1.16       584
--------------------------------------------------------------------------------------------------------------------------------
  Refugio                    Chile     50.0%    39,747    0.89    1,138    9,819    0.78     248     49,566     0.87     1,386
--------------------------------------------------------------------------------------------------------------------------------
  Crixas (12)               Brazil     50.0%     1,569    6.39      323      577    7.92     147      2,146     6.81       470
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                       216,644    0.59    4,125   46,551    0.62     927    263,195     0.60     5,052
--------------------------------------------------------------------------------------------------------------------------------
ASIA
--------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)  Russia      98.1%       903    3.92      114      720   12.80     296      1,623     7.86       410
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           903    3.92      114      720   12.80     296      1,623     7.86       410
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD (EXC. BLANKET)                      344,362    0.71    7,874  165,461    1.12   5,938    509,823     0.84    13,812
--------------------------------------------------------------------------------------------------------------------------------
AFRICA
--------------------------------------------------------------------------------------------------------------------------------
  Blanket                 Zimbabwe    100.0%     1,300    3.71      155    1,221    4.18     164      2,521     3.94       319
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD (INC. BLANKET)                      345,662    0.72    8,029  166,682    1.14   6,102    512,344     0.86    14,131
--------------------------------------------------------------------------------------------------------------------------------
SILVER
SOUTH AMERICA
--------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16)         Chile       50.0%    11,358    69.5   25,384    4,327    89.5  12,454     15,685     75.0    37,837
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        11,358    69.5   25,384    4,327    89.5  12,454     15,685     75.0    37,837
--------------------------------------------------------------------------------------------------------------------------------
ASIA
--------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)  Russia      98.1%       903    10.8      313      720    19.1     442      1,623     14.5       755
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           903    10.8      313      720    19.1     442      1,623     14.5       755
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                    12,260    65.2   25,696    5,047    79.5  12,896     17,307     69.4    38,592
--------------------------------------------------------------------------------------------------------------------------------

MEASURED AND INDICATED MINERAL RESOURCE SUMMARY (excluding reserves)(2a,3,4,6,7,8)
--------------------------------------------------------------------------------------------------------------------------------
                                                         MEASURED                  INDICATED          MEASURED AND INDICATED
                                                Tonnes    Grade    Ounces  Tonnes    Grade   Ounces    Tonnes  Grade   Ounces
                                                (,000)    (g/t)    (000s)  (,000)    (g/t)   (000s)    (,000)  (g/t)   (000s)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD (INC. BLANKET)                       16,154     1.13     588    157,032    1.12    5,655   173,186   1.12    6,244
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                       833     57.1   1,527      1,893    39.0    2,375     2,725   44.5    3,902
--------------------------------------------------------------------------------------------------------------------------------

MINERAL RESERVE STATEMENT - ESTIMATED AT AN ASSUMED GOLD PRICE OF $400 PER OUNCE
PROVEN AND PROBABLE MINERAL RESERVES (1b,3,5,6,7)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
Property                   Location   Kinross             PROVEN                  PROBABLE              PROVEN AND PROBABLE
                                      Interest  Tonnes    Grade   Ounces  Tonnes   Grade   Ounces    Tonnes    Grade    Ounces
                                        (%)     (,000)    (g/t)   (000s)  (,000)   (g/t)   (000s)    (,000)    (g/t)    (000s)
--------------------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
--------------------------------------------------------------------------------------------------------------------------------
  Fort Knox and area (14)     USA     100.0%    59,669     0.82   1,564   64,222    0.87   1,800    123,891     0.84     3,364
--------------------------------------------------------------------------------------------------------------------------------
  Round Mtn and area (15)     USA      50.0%    59,836     0.57   1,102   39,561    0.65     823     99,397     0.60     1,925
--------------------------------------------------------------------------------------------------------------------------------
  Porcupine JV (9,13,20)    Canada     49.0%     9,168     1.39     410   18,569    1.83   1,093     27,737     1.68     1,502
--------------------------------------------------------------------------------------------------------------------------------
  Aquarius (10,20)          Canada    100.0%         -        -       -   15,017    2.16   1,042     15,017     2.16     1,042
--------------------------------------------------------------------------------------------------------------------------------
  Musselwhite (13,21)       Canada     31.9%     2,662     5.32     456    1,395    5.44     244      4,057     5.37       700
--------------------------------------------------------------------------------------------------------------------------------
  Lupin Mine                Canada    100.0%       345     7.21      80      270    9.99      87        615     8.45       167
--------------------------------------------------------------------------------------------------------------------------------
  New Britannia             Canada     50.0%        81     4.15      11      322    4.46      46        403     4.40        57
--------------------------------------------------------------------------------------------------------------------------------
  Kettle River                USA     100.0        415    12.07     161       78    8.77      22        493    11.55       183
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                       132,176     0.89   3,783  139,434    1.15   5,157    271,610     1.02     8,941
--------------------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
--------------------------------------------------------------------------------------------------------------------------------
  Paracatu (Brasilia) (11)   Brazil    49.0%   166,995     0.42   2,266   37,913    0.37     455    204,909     0.41     2,721
--------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16,20)        Chile     50.0%    11,769     1.18     447    4,589    1.01     149     16,357     1.13       596
--------------------------------------------------------------------------------------------------------------------------------
  Refugio                    Chile     50.0%    69,420     0.85   1,895   32,315    0.77     798    101,735     0.82     2,693
--------------------------------------------------------------------------------------------------------------------------------
  Crixas (12,20)             Brazil    50.0%     1,645     6.17     327      610    7.59     149      2,255     6.56       476
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                       249,828     0.61   4,933   75,427    0.64   1,551    325,255     0.62     6,484
--------------------------------------------------------------------------------------------------------------------------------
ASIA
--------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)    Russia    98.1%       903     3.92     114      787   12.10     306      1,689     7.73       420
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           903     3.92     114      787   12.10     306      1,689     7.73       420
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD (EXC. BLANKET)                      382,907     0.72   8,830  215,648    1.01   7,015    598,555     0.82    15,845
--------------------------------------------------------------------------------------------------------------------------------

AFRICA
--------------------------------------------------------------------------------------------------------------------------------
  Blanket                   Zimbabwe  100.0%     1,312     3.72     157    1,236    4.18     166      2,548     3.94       323
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD (INC. BLANKET)                      384,219     0.73   8,987  216,884    1.03   7,181    601,103     0.84    16,168
--------------------------------------------------------------------------------------------------------------------------------

SILVER
SOUTH AMERICA
--------------------------------------------------------------------------------------------------------------------------------
La Coipa (13,16)              Chile    50.0%    11,769     68.3  25,855    4,589    86.2  12,718     16,357     73.3    38,573
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        11,769     68.3  25,855    4,589    86.2  12,718     16,357     73.3    38,573
--------------------------------------------------------------------------------------------------------------------------------
ASIA
--------------------------------------------------------------------------------------------------------------------------------
Kubaka and area (17,18)      Russia    98.1%       903     10.8     313      787    18.3     464      1,689     14.3       777
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           903     10.8     313      787    18.3     464      1,689     14.3       777
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                    12,671     64.2  26,168    5,375    76.3  13,182     18,046     67.8    39,349
--------------------------------------------------------------------------------------------------------------------------------

MEASURED AND INDICATED MINERAL RESOURCE SUMMARY (excluding reserves)(2b,3,4,6,7,8)
--------------------------------------------------------------------------------------------------------------------------------
                                                         MEASURED                  INDICATED          MEASURED AND INDICATED
                                                Tonnes    Grade    Ounces  Tonnes    Grade   Ounces    Tonnes  Grade   Ounces
                                                (,000)    (g/t)    (000s)  (,000)    (g/t)   (000s)    (,000)  (g/t)   (000s)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD (INC. BLANKET)                       49,677     1.08   1,728    272,591    1.18    8,668   227,269   1.17   10,396
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                    10,237     31.7  10,441      8,728    18.7    5,238    18,965   25.7   15,678
--------------------------------------------------------------------------------------------------------------------------------

MINERAL RESERVE AND RESOURCE STATEMENT

     (1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from:
               (a) an estimated gold price of $325 per oz, and a silver price of $4.75 per oz; and
               (b) an estimated gold price of $400 per oz, and a silver price of $4.75 per oz.
          Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery.

     (2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived from:
               (a) an estimated gold price of $350 per oz, and a silver price of $4.75 per oz; and
               (b) an estimated gold price of $450 per oz, and a silver price of $4.75 per oz.

     (3) The Company's reserves and resources as at December 31, 2003 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.

     (4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource "and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

     (5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

     (6) Individuals supervising, preparing and otherwise responsible for the Company's reserve and resource estimates presented in this disclosure are listed in a separate table and meet the definition of a "qualified person" as described by the Instrument.

     (7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

     (8) Resources, unlike reserves, do not have demonstrated economic viability.

     (9) Includes the undeveloped Pamour deposit, which is subject to permitting from Canadian authorities. The permits necessary to commence mining of the mineral reserves contained in the existing Pamour pit, north of highway 101, referred to as the phase one mine plan, have been maintained in good standing and require administrative reactivation. Additional permits are required to mine south of highway 101, which is outside the phase one mine plan. There is a high level of assurance that the project will receive all required permits for development.

     (10) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

     (11) Operated by Rio Tinto plc.

     (12) Operated by AngloGold Ltd.

     (13) Operated by Placer Dome Inc.

     (14) Includes mineral reserves from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area. The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.

     (15) Includes mineral reserves and resources from the undeveloped Gold Hill deposit, development is dependent on successful permitting.

     (16) Includes mineral reserves and resources from the undeveloped Puren Norte deposit, development is dependent on successful permitting.

     (17) Includes mineral reserves from the Birkachan deposit. Open pit mining at Birkachan has been approved, underground mining remains to be permitted by Russian authorities.

     (18) Includes mineral reserves and resources from the undeveloped Tsokol deposit, development is dependent on successful permitting.

     (19) Reserves estimated at a gold price of $325 per ounce, resources estimated at a gold price of $350 per ounce.

     (20) Reserves estimated at a gold price of $350 per ounce.

     (21) Reserves estimated at a gold price of $375 per ounce


QUALIFIED PERSONS TABLE

---------------------------------------------------------------------------------------------------------------------
   Property      Primary        Company             Quals         Secondary            Company          Quals
                    QP                                            QP
---------------------------------------------------------------------------------------------------------------------
Fort Knox     R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Round Mtn     R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Porcupine JV  A.Still       Placer Dome    P.Geo                  S.Taylor         Placer Dome    P.Eng
Aquarius      R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Musselwhite   A.Cheatle     Placer Dome    P.Geo                  B. MacDonald     Placer Dome    P.Eng
Lupin         R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
New Britannia R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Kettle River  R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
George Lake   R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Goose Lake    R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Delamar       R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Paracatu
(Brasilia)    M. Sharrat    RTZ            Geologist              R. Peroni        RTZ            Geologist
La Coipa      J. Ochoa      Placer Dome    Chief Engineer AusIMM  M.Rubio          Placer Dome    Geologist AusIMM
Refugio       R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Crixas        W. Yamaoka    AngloGold      Geologist CREA         M G de Simoni    AngloGold      Engineer CREA
Gurupi        A.Schneider   TVX            Consultant
Kubaka        R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Blanket       R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo
Norseman      R.Cooper      Kinross        P.Eng                  W.Hanson         Kinross        P.Geo

Proven and probable pro forma reserves were 13.153 million ounces at December 31, 2002, including the assets from TVX and Echo Bay. During 2003, 2.742 million ounces were added to reserves, 1.764 million ounces were mined out, to give a net addition to reserves after mining of 0.978 million ounces for the year.


                               2002 PRO-FORMA        PRODUCTION     RESERVE GROWTH      2003 RESERVES
MINING OPERATION                     RESERVES         DEPLETION  (OZS. AU X 1,000)        @$US 325/OZ
                                  @$US 300/OZ  (OZS AU X 1,000)                      (OZS AU X 1,000)
                             (OZS AU X 1,000)
---------------------------- ----------------- ----------------- ------------------ ------------------
Fort Knox                               2,678             (431)                698              2,945
Kubaka                                    156             (137)                391                410
Refugio                                   706                 0                679              1,386
Round Mountain                          1,875             (436)                410              1,850
Kettle River                                4                 0                177                181
Lupin                                     332              (60)              (117)                155
New Britannia                             158              (37)               (89)                 32
Porcupine Joint Venture                 1,485             (252)                256               1489
Musselwhite                               667              (91)                 82                658
La Coipa                                  645              (63)                  2                584
Crixas                                    478              (99)                 90                470
Paracatu (Brasillia)                    2,500             (120)                233               2613
Aquarius                                1,189                 0              (147)              1,042
Blanket                                   280              (38)                 77                319
                             ----------------- ----------------- ------------------ ------------------
TOTAL                                  13,153           (1,764)              2,742             14,131

COMMODITY PRICE RISKS

Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Kinross does not hold these financial instruments for speculative or trading purposes. Kinross is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2003 are as follows:

                  OUNCES HEDGED     AVERAGE   CALL OPTIONS   AVERAGE STRIKE
        YEAR                          PRICE           SOLD             PRICE
        ----                          -----           ----             -----

        2004            137,500       $ 277         50,000             $ 340
        2005             37,500         296              -                 -
                  -------------- ----------- -------------- ----------------
        Total           175,000       $ 281         50,000             $ 340
                  ============== =========== ============== ================

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at December 31, 2003 was negative $27.9 million based on a gold price of $417 per ounce. Kinross will continue to deliver into these contracts as they mature and not replace them with new contracts.

OUTLOOK

The Company has a robust pipeline of new projects at various stages of exploration and development and is well positioned financially through strong cash flow from operations and significant cash balances to advance these projects towards production. The first of these projects achieved commercial production in January 2004 with the development of the Emanuel Creek orebody and the restart of the Kettle mill where gold production of approximately 100,000 ounces is anticipated in 2004. As a result of major projects such as the restart of an expanded Refugio, the development of the Pamour pit and the potential expansion of Paracatu, the capital expenditure program in 2004 is currently budgeted at approximately $165 million. This capital expenditure program, the largest in the Company's history, can be funded entirely from cash flow from operations at current gold prices. During 2004, the Company will deliver into essentially all remaining gold hedges and in the first quarter of 2005 will become totally unhedged.

A key focus in 2004 will be to continue to expand the reserve base of the Company through exploration, optimization of producing assets and accretive acquisitions such as the Crown transaction. Planned production for Kinross in 2004 is 1.70 to 1.75 million ounces of gold equivalent at total cash costs in the range of $225 to $235 per ounce. A primary objective is to meet or exceed expectations in this regard and although our goal of ultimately reaching an annual production rate of two million ounces is a "stretch" goal for the future we believe it is a realistic target.

--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.
--------------------------------------------------------------------------------

For additional information, e-mail INFO@KINROSS.COM or contact:

ROBERT M. BUCHAN            GORDON A. MCCREARY      BRIAN W. PENNY
PRESIDENT AND               VICE PRESIDENT          VICE PRESIDENT FINANCE
CHIEF EXECUTIVE OFFICER     CORPORATE AFFAIRS       AND CHIEF FINANCIAL OFFICER
Tel. (416) 365-5650         Tel. (416) 365-5132     Tel. (416) 365-5662

CHRISTOPHER T. HILL
VICE PRESIDENT INVESTOR
   RELATIONS
Tel.  (416) 365-7254

Kinross will host a conference call at 11:30am EDT on Tuesday, March 2, 2004, to discuss fourth quarter and year end results. The audio webcast will be available and archived at WWW.KINROSS.COM and the conference call will be archived at WWW.KINROSS.COM. For participation in the conference call, e-mail INFO@KINROSS.COM or call Tracey Thom, Manager Investor Relations, at (416) 365-1362.


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY

                                                                                         YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                 ---------------------------
                                                                                     2003           2002
                                                                                 -------------  ------------
FORT KNOX
 Tonnes milled/crushed (000's) (1)                                                   13,684.6       13,842.9
 Grade (grams per tonne)                                                                 1.07           1.09
 Recovery                                                                                  83%            84%
 Gold equivalent production to dore (2)                                               391,831        410,519
 Per ounce:
  Total cash costs                                                                  $     243      $     232
  Depreciation, depletion and amortization                                                 97            107
  Site restoration cost accruals                                                            6              4
                                                                                 -------------  ------------

  Total production costs                                                            $     346      $     343
                                                                                 =============  ============

ROUND MOUNTAIN (5) (8)
 Tonnes milled/crushed (000's) (1)                                                   51,204.3              -
 Grade (grams per tonne)                                                                 0.65              -
 Recovery                                                                                0.66%             -
 Gold equivalent production to dore (2)                                               364,271              -
 Per ounce:
  Total cash costs                                                                  $     201      $       -
  Depreciation, depletion and amortization                                                 94              -
  Site restoration cost accruals                                                            5              -
                                                                                 -------------  ------------
  Total production costs                                                            $     300      $       -
                                                                                 =============  ============

PORCUPINE (3)
 Tonnes milled/crushed (000's) (1)                                                    4,130.0        2,390.7
 Grade (grams per tonne)                                                                 3.73           5.00
 Recovery                                                                                  92%            91%
 Gold equivalent production to dore (2)                                               223,960        189,464
 Per ounce:
  Total cash costs                                                                  $     211      $     201
  Depreciation, depletion and amortization                                                107             87
  Site restoration cost accruals                                                            7              6
                                                                                 -------------  ------------
  Total production costs                                                            $     325      $     294
                                                                                 =============  ============


KUBAKA (4)
 Tonnes milled/crushed (000's) (1)                                                      883.0          849.9
 Grade (grams per tonne)                                                                 6.42          14.93
 Recovery                                                                                  97%            98%
 Gold equivalent production to dore (2)                                               164,006        220,972
 Per ounce:
  Total cash costs                                                                  $     194      $     133
  Depreciation, depletion and amortization                                                103             91
  Site restoration cost accruals                                                            3              3
                                                                                 -------------  ------------
  Total production costs                                                            $     300      $     227
                                                                                 =============  ============

PARACATU (6) (8)
 Tonnes milled/crushed (000's) (1)                                                   16,891.4              -
 Grade (grams per tonne)                                                                 0.44              -
 Recovery                                                                                  77%             -
 Gold equivalent production to dore (2)                                                91,176              -
 Per ounce:
  Total cash costs                                                                  $     193      $       -
  Depreciation, depletion and amortization                                                 70              -
  Site restoration cost accruals                                                            9              -
                                                                                 -------------  ------------
  Total production costs                                                            $     272      $       -
                                                                                 =============  ============

LA COIPA (5) (8)
 Tonnes milled/crushed (000's) (1)                                                    5,928.0              -
 Grade (grams per tonne)                                                                 1.17              -
 Recovery                                                                                  84%             -
 Gold equivalent production to dore (2)                                               144,125              -
 Per ounce:
  Total cash costs                                                                  $     234      $       -
  Depreciation, depletion and amortization                                                 45              -
  Site restoration cost accruals                                                            4              -
                                                                                 -------------  ------------
  Total production costs                                                            $     283      $       -
                                                                                 =============  ============

CRIXAS (5) (8)
 Tonnes milled/crushed (000's) (1)                                                      684.1              -
 Grade (grams per tonne)                                                                 8.24              -
 Recovery                                                                                  96%             -
 Gold equivalent production to dore (2)                                                86,698              -
 Per ounce:
  Total cash costs                                                                  $     109      $       -
  Depreciation, depletion and amortization                                                104              -
  Site restoration cost accruals                                                            2              -
                                                                                 -------------  ------------
  Total production costs                                                            $     215      $       -
                                                                                 =============  ============

MUSSELWHITE (7) (8)
 Tonnes milled/crushed (000's) (1)                                                    1,228.7              -
 Grade (grams per tonne)                                                                 5.39              -
 Recovery                                                                                  96%             -
 Gold equivalent production to dore (2)                                                64,978              -
 Per ounce:
  Total cash costs                                                                  $     257      $       -
  Depreciation, depletion and amortization                                                126              -
  Site restoration cost accruals                                                            6              -
                                                                                 -------------  ------------
  Total production costs                                                            $     389      $       -
                                                                                 =============  ============

NEW BRITANNIA (5) (8)
 Tonnes milled/crushed (000's) (1)                                                      543.3              -
 Grade (grams per tonne)                                                                 3.80              -
 Recovery                                                                                  95%             -
 Gold equivalent production to dore (2)                                                31,627              -
 Per ounce:
  Total cash costs                                                                  $     327      $       -
  Depreciation, depletion and amortization                                                 82              -
  Site restoration cost accruals                                                            -              -
                                                                                 -------------  ------------
  Total production costs                                                            $     409      $       -
                                                                                 =============  ============

LUPIN (8)
 Tonnes milled/crushed (000's) (1)                                                      278.1              -
 Grade (grams per tonne)                                                                 6.69              -
 Recovery                                                                                  93%             -
 Gold equivalent production to dore (2)                                                56,008              -
 Per ounce:
  Total cash costs                                                                  $     407      $       -
  Depreciation, depletion and amortization                                                 37              -
  Site restoration cost accruals                                                           14              -
                                                                                 -------------  ------------
  Total production costs                                                            $     458      $       -
                                                                                 =============  ============

(1) Tonnes milled/crushed represents 100% of mine production
(2) Gold equivalent to dore represents the Company's share
(3) 100% of Hoyle Pond mine in 2002, 49% of Porcupine in 2003
(4) 54.7% ownership interest to February 28, 2003, 100% thereafter
(5) 50% ownership interest
(6) 49% ownership interest
(7) 32% ownership interest
(8) Production and cost data is for eleven months from February to December, 2003.


GOLD EQUIVALENT PRODUCTION - OUNCES
                                                           THREE MONTHS ENDED               YEAR ENDED
                                                               DECEMBER 31,                 DECEMBER 31,
                                                     -------------- -------------- -------------- -------------
                                                          2003           2002           2003           2002
                                                     -------------- -------------- -------------- -------------
 PRIMARY OPERATIONS:
     Fort Knox                                          100,674        114,357        391,831        410,519
     Round Mountain (1)(4)                               86,433              -        364,271              -
     Porcupine Joint Venture (2)                         58,637         53,577        223,960        189,464
     Kubaka (3)                                          43,236         47,125        164,006        220,972
     Paracatu (1)(5)                                     24,934              -         91,176              -
     La Coipa (1)(4)                                     44,458              -        144,125              -
     Crixas (1)(4)                                       22,775              -         86,698              -
     Musselwhite (1)(6)                                  18,821              -         64,978              -
     New Britannia (1)(4)                                 6,567              -         31,627              -
     Lupin (1)                                                -              -         56,008              -
                                                     -------------- -------------- -------------- -------------
                                                        406,535        215,059      1,618,680        820,955
                                                     -------------- -------------- -------------- -------------
 OTHER OPERATIONS:
     Blanket                                                  -          9,829              -         41,612
     Refugio (4)                                              -          4,145              -         13,047
     Denton-Rawhide (7)                                       -          2,205          1,730         11,162
     Andacollo (7)                                            -              -              -          1,858
                                                     -------------- -------------- -------------- -------------
                                                              -         16,179          1,730         67,679
                                                     -------------- -------------- -------------- -------------
Total gold equivalent ounces                            406,535        231,238      1,620,410        888,634
                                                     ============== ============== ============== =============

CONSOLIDATED PRODUCTION COSTS
($ per ounce of gold equivalent)
 Cash operating costs                                $      202      $     191     $      211      $     194
 Royalties                                                   13              7             11              7
                                                     -------------- -------------- -------------- -------------
 Total cash costs                                           215            198            222            201
 Reclamation                                                  9              3              6              4
 Depreciation and amortization                               89            101             91            101
                                                     -------------- -------------- -------------- -------------
 Total production costs                              $      313      $     302     $      318      $     306
                                                     ============== ============== ============== =============

     1.   Production data is for eleven months from February to December, 2003.
     2. 2003 production reflects the Company's 49% ownership interest in the Porcupine Joint Venture. 2002 production reflects the Company's 100% ownership interest in the Hoyle Pond mine to June 30, 49% ownership interest in the Porcupine Joint Venture thereafter.
     3. Represents the Company's 54.7% ownership interest to February 28, 2003, 100% thereafter.
     4.   Represents the Company's 50% ownership interest.
     5.   Represents the Company's 49% ownership interest.
     6.   Represents the Company's 32% ownership interest.
     7. Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim (formerly Dayton) ownership interest.


CASH OPERATING COSTS
($ PER OUNCE OF GOLD EQUIVALENT)
                                                        DECEMBER 31                  DECEMBER 31
                                                ---------------------------   ---------------------------
                                                    2003          2002            2003            2002
                                                ------------   ------------   -------------   -----------
 PRIMARY OPERATIONS:
     Fort Knox                                   $     221      $     207      $    241        $     231
     Round Mountain (1)                                191              -           167                -
     Porcupine                                         197            224           211              200
     Kubaka                                            171             97           172              111
     Paracatu (1)                                      198              -           188                -
     La Coipa (1)                                      204              -           234                -
     Crixas (1)                                        125              -           106                -
     Musselwhite (1)                                   255              -           256                -
     New Britannia (1)                                 408              -           327                -
     Lupin (1)                                           -              -           407                -
                                                ------------   ------------   -------------   -----------
                                                       202            187           211              191
                                                ------------   ------------   -------------   -----------
 OTHER OPERATIONS:
     Blanket                                             -            264             -              240
     Refugio                                             -            180             -              170
     Denton-Rawhide                                      -            228           218              244
     Andacollo                                           -              -             -              287
                                                ------------   ------------   -------------   -----------
                                                         -            238           218              228
                                                ------------   ------------   -------------   -----------
                                                 $     202      $     191      $    211        $     194
                                                ============   ============   ==============  ===========
TOTAL CASH COSTS
($ per ounce of gold equivalent)

 PRIMARY OPERATIONS:
     Fort Knox                                   $     223      $     210      $    243        $     232
     Round Mountain (1)                                238              -           201                -
     Porcupine                                         197            224           211              201
     Kubaka                                            195            123           194              133
     Paracatu (1)                                      203              -           193                -
     La Coipa (1)                                      204              -           234                -
     Crixas (1)                                        128              -           109                -
     Musselwhite (1)                                   256              -           257                -
     New Britannia (1)                                 408              -           327                -
     Lupin (1)                                           -              -           407                -
                                                ------------   ------------   -------------   -----------
                                                       215            195           222              198
                                                ------------   ------------   -------------   -----------
 OTHER OPERATIONS:
     Blanket                                             -            268             -              243
     Refugio                                             -            195             -              186
     Denton-Rawhide                                      -            228           221              249
     Andacollo                                           -              -             -              295
                                                ------------   ------------   -------------   -----------
                                                         -            244           221              234
                                                ------------   ------------   -------------   -----------
                                                 $     215      $     198      $    222       $      201
                                                ============   ============   =============   ===========

(1)  Cost data is for eleven months from February to December, 2003.

CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)                                     AS AT         AS AT
                                                                                  DECEMBER 31   DECEMBER 31
                                                                                         2003          2002
                                                                              --------------- --------------
Assets
    Current assets
      Cash and cash equivalents                                                $      245.8    $     170.6
      Restricted cash                                                                   5.1           21.1
      Accounts receivable and other assets                                             42.1           15.5
      Inventories                                                                     109.2           38.9
      Marketable securities                                                             0.1            0.1
                                                                              --------------- --------------
                                                                                      402.3          246.2
    Property, plant and equipment                                                     514.8          330.0
    Mineral interests and other intangible assets, net                                267.9              -
    Goodwill                                                                          918.0              -
    Long - term investments                                                             2.1           11.8
    Deferred charges and other assets                                                  37.4           10.0
                                                                              --------------- --------------
                                                                               $    2,142.5    $     598.0
                                                                              =============== ==============
Liabilities
    Current liabilities
      Accounts payable and accrued liabilities                                 $      103.1    $      35.5
      Current portion of long - term debt                                              29.4           23.3
      Current portion of site restoration cost accruals                                19.2           15.0
                                                                              =============== ==============
                                                                                      151.7           73.8

    Long-term debt                                                                      0.7           12.9
    Site restoration cost accruals                                                    100.5           42.0
    Future income and mining taxes                                                     55.6            3.3
    Deferred revenue                                                                    2.2            4.5
    Other long-term liabilities                                                         3.2            5.5
    Debt component of convertible debentures                                              -           21.7
    Redeemable retractable preferred shares                                             3.0            2.5
                                                                              --------------- --------------
                                                                                      316.9          166.2
                                                                              --------------- --------------

Convertible preferred shares of subsidiary company                                     12.6           12.9
Common shareholders' equity
    Common share capital                                                            1,782.3        1,058.5
    Contributed surplus                                                                29.5           12.9
    Equity component of convertible debentures                                            -          132.3
    Retained earnings (deficit)                                                         3.2         (761.4)
    Cumulative translation adjustments                                                 (2.0)         (23.4)
                                                                              --------------- --------------
                                                                                    1,813.0          418.9
                                                                              --------------- --------------
                                                                               $    2,142.5    $     598.0
                                                                              =============== ==============

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of U.S. dollars except per share amounts) (unaudited)
                                                                                    THREE MONTHS ENDED       YEAR ENDED
                                                                                        DECEMBER 31          DECEMBER 31
                                                                                      2003      2002       2003       2002
                                                                                  --------------------------------------------
Revenue
 Mining revenue                                                                    $  143.3   $  76.5   $   571.9   $ 261.0
 Interest and other income                                                              7.1       3.2        12.3      16.9
 Mark-to-market (loss) gain on call options                                             0.1      (0.8)        0.4      (2.7)
                                                                                  ---------- ---------- ---------- -----------
                                                                                      150.5      78.9       584.6     275.2
                                                                                  ---------- ---------- ---------- -----------
Expenses
 Operating                                                                             85.9      47.9       387.3     174.8
 General and administrative                                                             8.5       3.3        25.0      11.3
 Exploration and business development                                                   5.6       5.1        24.3      11.6
 Depreciation, depletion and amortization                                              32.4      24.0       140.9      85.3
 Gain on sale of assets                                                               (29.7)     (0.7)      (29.5)     (2.7)
 Loss on redemption of convertible debentures                                             -         -         1.1         -
 Foreign exchange (gain) loss                                                          (2.5)      1.3        (3.3)      4.3
 Interest expense on long-term liabilities                                              2.0       1.0         5.1       5.0
 Write down of property, plant and equipment and other non-cash charges                 9.2       7.7         9.2       7.7
 Write down of marketable securities and long-term investments                          0.6       0.2         0.7       0.2
                                                                                  ---------- ---------- ---------- -----------
                                                                                      112.0      89.8       560.8     297.5
                                                                                  ---------- ---------- ---------- -----------
                                                                                       38.5     (10.9)       23.8     (22.3)

 Minority interest                                                                     (0.1)        -        (0.2)        -
 Share in loss of investee companies                                                      -         -           -      (0.6)
                                                                                  ---------- ---------- ---------- -----------

Earnings (loss) before taxes and dividends on convertible
 preferred shares of subsidiary company                                                38.4     (10.9)       23.6     (22.9)

Provision for income and mining taxes                                                  (6.0)     (1.8)      (13.1)     (6.5)
                                                                                  ---------- ---------- ---------- -----------

Earnings (loss) for the period before dividends on convertible
 preferred shares of subsidiary company                                                32.4     (12.7)       10.5     (29.4)

Dividends on convertible preferred shares of subsidiary company                        (0.2)     (0.2)       (0.8)     (1.5)
                                                                                  ---------- ---------- ---------- -----------

Net earnings (loss) for the period                                                 $   32.2   $ (12.9)  $     9.7   $ (30.9)
                                                                                  ========== ========== ========== ===========

Attributable to common shareholders:

Net earnings (loss) for the period                                                 $   32.2   $ (12.9)  $     9.7   $ (30.9)

Increase in equity component of convertible debentures                                    -      (1.8)       (6.5)     (7.3)
Gain on redemption of convertible debentures                                              -         -        16.5
                                                                                  ---------- ---------- ---------- -----------

Net earnings (loss) attributable to common shares                                  $   32.2   $ (14.7)  $    19.7   $ (38.2)
                                                                                  ========== ========== ========== ===========

Earnings (loss) per share
 Basic                                                                             $   0.09   $ (0.12)  $    0.06   $ (0.32)
 Diluted                                                                           $   0.09   $     -   $    0.06   $     -

Weighted average number common shares outstanding
 Basic                                                                                341.8      124.2      308.6     119.7
 Diluted                                                                              343.8          -      309.6         -
Total outstanding and issued common shares at December 31                                                   345.6     136.2

Consolidated Statements of Cash Flows
(expressed in millions of U.S. dollars) (unaudited)
                                                                             THREE MONTHS ENDED            YEAR ENDED
                                                                                 DECEMBER 31               DECEMBER 31
                                                                          -------------------------  ------------------------
                                                                               2003          2002        2003        2002
                                                                          ------------ ------------  ----------- ------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Earnings (loss) for the period before dividends on convertible preferred
 Shares of subsidiary company                                              $    32.4     $  (12.7)    $    10.5    $  (29.4)
Items not affecting cash:
 Depreciation, depletion and amortization                                       32.4         24.0         140.9        85.3
 Write down of property, plant and equipment and other non-cash charges          9.2          7.7           9.2         7.7
 Write down of marketable securities and long-term investments                   0.6          0.2           0.7         0.2
 Future income and mining taxes                                                  3.4            -          (1.3)          -
 Deferred revenue realized                                                      (0.6)        (1.3)         (2.3)       (5.1)
 Site restoration cost accruals                                                  3.3          0.7           9.4         3.0
 Gain on sale of assets                                                        (29.7)        (0.7)        (29.5)       (2.7)
 Other                                                                             -            -           5.7         1.2
                                                                          ------------ ------------  ----------- ------------
                                                                                51.0         17.9         143.3        60.2

Site restoration cash expenditures                                              (9.5)        (4.8)        (19.3)       (9.8)
Changes in non-cash working capital items
 Accounts receivable and other assets                                          (20.4)        (7.5)         (1.5)       (1.6)
 Inventories                                                                    (4.0)         5.1         (11.2)        2.4
 Marketable securities                                                           3.4          0.3           4.5         2.8
 Accounts payable and accrued liabilities                                        3.3          2.5         (18.4)        5.6
Effect of exchange rate changes on cash                                          1.0          0.6           9.1         3.0
                                                                          ------------ ------------  ----------- ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                    24.7         14.1         106.4        62.6
                                                                          ------------ ------------  ----------- ------------
FINANCING:
 Issuance of common shares                                                      35.3         93.3         186.2       112.8
 Redemption of convertible debentures                                              -            -        (144.8)          -
 Acquisition of preferred shares of subsidiary company                          (0.1)           -          (0.3)      (11.4)
 Reduction of debt component of convertible debentures                             -         (1.3)         (4.2)       (5.1)
 Repayment of debt                                                              (0.5)       (16.1)        (10.5)      (28.5)
                                                                          ------------ ------------  ----------- ------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                                    34.7         75.9          26.4        67.8
                                                                          ------------ ------------  ----------- ------------
INVESTING:
 Additions to property, plant and equipment                                    (21.1)        (4.5)        (73.4)      (22.6)
 Business acquisitions, net of cash acquired                                    (0.5)        (0.1)        (81.9)       (0.1)
 Long-term investments and other assets                                         61.0         (0.4)         54.3         1.7
 Proceeds from the sale of property, plant and equipment                         5.7          0.7           5.9         1.3
 Decrease (increase) in restricted cash                                          0.1          0.4          37.5       (21.1)
                                                                          ------------ ------------  ----------- ------------
CASH FLOW PROVIDED FROM (USED IN) INVESTING ACTIVITIES                          45.2         (3.9)        (57.6)      (40.8)
                                                                          ------------ ------------  ----------- ------------
INCREASE IN CASH AND CASH EQUIVALENTS                                          104.6         86.1          75.2        89.6
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 141.2         84.5         170.6        81.0
                                                                          ------------ ------------  ----------- ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $   245.8     $  170.6     $   245.8    $  170.6
                                                                          ============ ============  =========== ============